Exhibit 99.1

Oatly Reports Second Quarter 2022 Financial Results

Second Quarter Revenue Increased 21.8% to $178.0 Million Compared to Prior Year Period; Increased 29.7% to $189.6 Million in Constant Currency

Updates Fiscal Year 2022 Outlook

MALMÖ, Sweden, August 2, 2022 – Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”), the world’s original and largest oat drink company, today announced financial results for the second quarter and six months ended June 30, 2022.

Toni Petersson, Oatly’s CEO, commented, “We delivered strong second quarter financial results with sales growth of 22%, or 30% in constant currency, despite several headwinds including COVID-19 lockdowns in China. Profitability metrics improved compared to the first quarter of 2022 and we expect this trend to continue in the second half of the year. As we expand and scale our more localized production footprint while remaining disciplined in our capital allocation, we are confident in our ability to achieve much better production economics and operating efficiencies, reduce our environmental impact, and achieve profitability. Global consumer demand remains as strong as ever and we have a proven multi-channel strategy that we believe positions us well for long-term growth and profitability."

Second Quarter 2022 Highlights

•
Revenue of $178.0 million, a 21.8% increase compared to $146.2 million in the prior year period, which included a foreign currency exchange headwind of $11.7 million. In constant currency, revenue increased 29.7% year-over-year to $189.6 million.
•
EMEA revenue of $82.5 million, a 5.0% increase compared to $78.5 million in the prior year period, which included a foreign currency exchange headwind of $10.6 million. In constant currency, EMEA revenue increased 18.6% year-over-year to $93.1 million.
•
Americas revenue of $51.8 million, a 25.2% increase compared to $41.3 million in the prior year period.
•
Asia revenue of $43.7 million, a 66.3% increase compared to $26.3 million in the prior year period, which included a foreign currency exchange headwind of $1.0 million. In constant currency, Asia revenue increased 70.1% year-over-year to $44.7 million.
•
Gross profit of $28.1 million, or a 15.8% gross profit margin, compared to $38.6 million, or a 26.4% gross profit margin, in the prior year period.
•
Net loss attributable to shareholders of the parent was $72.0 million compared to net loss of $59.1 million in the prior year period.
•
EBITDA loss of $62.6 million compared to an EBITDA loss of $43.5 million in the prior year period.
•
Adjusted EBITDA loss of $53.4 million compared to Adjusted EBITDA loss of $31.9 million in the prior year period.

Six Month 2022 Highlights

•
Revenue of $344.1 million, a 20.2% increase compared to $286.2 million in the prior year period, which included a foreign currency exchange headwind of $16.8 million. In constant currency, revenue increased 26.1% year-over-year to $360.9 million.
•
EMEA revenue of $173.0 million, an 8.0% increase compared to $160.2 million in the prior year period, which included a foreign currency exchange headwind of $16.2 million. In constant currency, EMEA revenue increased 18.1% year-over-year to $189.2 million.
•
Americas revenue of $98.8 million, a 31.9% increase compared to $74.9 million in the prior year period.
•
Asia revenue of $72.4 million, a 41.5% increase compared to $51.2 million in the prior year period, which included a foreign currency exchange headwind of $0.6 million. In constant currency, Asia revenue increased 42.6% year-over-year to $72.9 million.
•
Gross profit of $44.0 million, or a 12.8% gross profit margin, compared to $80.5 million, or a 28.1% gross profit margin, in the prior year period.

•
Net loss attributable to shareholders of the parent was $159.4 million compared to net loss of $91.4 million in the prior year period.
•
EBITDA loss of $144.0 million compared to an EBITDA loss of $68.2 million in the prior year period.
•
Adjusted EBITDA loss of $124.8 million compared to $54.4 million in the prior year period.
•
Capital expenditures were $111.3 million for the six months ended June 30, 2022 compared to $134.4 million in the prior year period.

Second Quarter 2022 Results

Revenue increased $31.8 million, or 21.8%, to $178.0 million for the second quarter ended June 30, 2022, compared to $146.2 million for the second quarter ended June 30, 2021. Excluding a foreign currency exchange headwind of $11.7 million, revenue for the second quarter was $189.6 million, or an increase of 29.7%, using constant exchange rates. The revenue increase was primarily driven by additional supply from the Company’s facilities to meet the global demand for its products. Sold volume for the second quarter of 2022 amounted to 121 million liters compared to 95 million liters last year, an increase of 27.4%. Produced finished goods volume for the second quarter of 2022 amounted to 124 million liters compared to 106 million liters for the same period last year, an increase of 17.0%.

The Company continued to experience broad-based revenue growth across retail and foodservice channels in the second quarter of 2022. The foodservice channel contribution continued to increase in the second quarter of 2022 compared to the prior year period despite COVID-19 restrictions, and the Company also experienced strong growth in e-commerce sales in China. In the second quarter of 2022 and 2021, the foodservice channel accounted for 35.0% and 33.2% of the Company’s revenue, respectively, the retail channel accounted for 56.8% and 61.5% of the Company’s revenue, respectively, and the other channel, comprised primarily of e-commerce sales, accounted for 8.2% and 5.3% of the Company’s revenue, respectively.

Gross profit was $28.1 million for the second quarter of 2022 compared to $38.6 million for the second quarter of 2021 and $15.8 million for the first quarter of 2022. The gross profit margin sequential increase of 630 basis points in the second quarter of 2022 compared to the first quarter of 2022 was primarily due to:

•
Positive gross margin impact from higher share of self-manufacturing including localization of production estimated of 320 basis points,
•
EMEA co-packer consolidation charge recorded in the first quarter with no such charge in the second quarter of 270 basis points,
•
The implementation of the EMEA price increases of 190 basis points,
•
Other items, net, of approximately 30 basis points, offset by,
•
Short-term underutilization of new facilities and expansion of our logistic network supporting our growth of approximately 180 basis points.

The Company expects that the continued ramp-up of its production facilities in the second half of 2022 and the pricing actions in the U.S. will further drive gross profit margin expansion.

Research and development expenses in the second quarter of 2022 increased $1.7 million to $5.7 million compared to $4.0 million in the prior year period.

Selling, general and administrative expenses in the second quarter of 2022 increased $14.0 million to $97.1 million compared to $83.1 million in the prior year period. The increase in expenses was primarily due to an increase of $5.1 million in employee related expenses, which include $4.1 million in non-cash costs for the Company’s Long-Term Incentive Plan (“LTIP”) due to increased headcount as the Company continues to invest in its growth and comply with public company obligations. The Company also incurred $6.2 million in increased costs relating to branding and marketing expenses, offset by $4.2 million from the depositary relating to the administration of the ADR program, $1.9 million in lower costs relating to external consultants, contractors, other professional fees and favorable impact from foreign exchange of $7.8 million. The $1.9 million in decreased costs relating to external consultants, contractors and other professional fees was primarily a result of the one-off consultancy expenses incurred in relation to our initial public offering during the second quarter of 2021. Excluding the one-off impact from the initial public offering related costs, there was an increase of $5.2 million in costs relating external consultants, contractors and other professional fees for the second quarter of 2022. Customer distribution costs increased by $5.0 million mainly due to higher revenue and freight customer rates.

Other operating income for the second quarter of 2022 of $0.2 million included primarily a gain on disposal of property, plant and equipment, offset by a net foreign exchange loss, compared to other operating income in the second quarter of 2021 of $0.4 million comprised primarily of a net foreign exchange gain.

Net loss attributable to shareholders of the parent was $72.0 million for the second quarter of 2022 compared to net loss of $59.1 million in the prior year period.

EBITDA loss for the second quarter of 2022 was $62.6 million, compared to an EBITDA loss of $43.5 million in the second quarter of 2021. The increase in EBITDA loss was primarily a result of lower gross profit, higher employee related expenses including share-based compensation costs, higher branding and customer distribution expenses, public company costs and other operating expenses as the Company scales its global operations to support growth across three continents, offset by positive impact from foreign exchange rates.

Adjusted EBITDA loss for the second quarter of 2022 was $53.4 million, compared to a loss of $31.9 million in the second quarter of 2021. The increase in Adjusted EBITDA loss was primarily related to lower gross profit, higher branding and customer distribution expenses, public company costs and other operating expenses as the Company scales its global operations to support growth across three continents, offset by positive impact from foreign exchange rates.

EBITDA, Adjusted EBITDA (Loss), and revenue at constant currency are non-IFRS financial measures defined under “Non-IFRS financial measures.” Please see “Reconciliation of IFRS to Non-IFRS Results” at the end of this press release.

The following tables set forth revenue, Adjusted EBITDA, EBITDA and loss before income tax for the Company's three reportable segments for the periods presented.

Revenue, Adjusted EBITDA and EBITDA
Three months ended June 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	82,485	51,775	43,698	—	—	177,958
Intersegment revenue	9,493	241	537	—	(10,271)	—
Total segment revenue	91,978	52,016	44,235	—	(10,271)	177,958
Adjusted EBITDA	5,313	(19,584)	(10,765)	(28,331)	—	(53,367)
Share-based compensation expense	(1,433)	(1,120)	(1,842)	(4,790)	—	(9,185)
EBITDA	3,880	(20,704)	(12,607)	(33,121)	—	(62,552)
Finance income and (expenses), net	—	—	—	—	—	(593)
Depreciation and amortization	—	—	—	—	—	(11,877)
Loss before income tax	—	—	—	—	—	(75,022)

Three months ended June 30, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	78,526	41,346	26,279	—	—	146,151
Intersegment revenue	23,199	219	—	—	(23,418)	—
Total segment revenue	101,725	41,565	26,279	—	(23,418)	146,151
Adjusted EBITDA	6,739	(9,207)	(3,630)	(25,833)	—	(31,931)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(7,065)	—	(7,065)
EBITDA	5,998	(9,789)	(4,444)	(35,227)	—	(43,462)
Finance income and (expenses), net	—	—	—	—	—	(10,696)
Depreciation and amortization	—	—	—	—	—	(4,642)
Loss before income tax	—	—	—	—	—	(58,800)

Six months ended June 30, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	172,968	98,792	72,384	—	—	344,144
Intersegment revenue	24,539	813	537	—	(25,889)	—
Total segment revenue	197,507	99,605	72,921	—	(25,889)	344,144
Adjusted EBITDA	(543)	(41,597)	(25,732)	(56,884)	—	(124,756)
Share-based compensation expense	(3,017)	(2,412)	(3,791)	(10,002)	—	(19,222)
EBITDA	(3,560)	(44,009)	(29,523)	(66,886)	—	(143,978)
Finance income and (expenses), net	—	—	—	—	—	2,984
Depreciation and amortization	—	—	—	—	—	(22,608)
Loss before income tax	—	—	—	—	—	(163,602)

Six months ended June 30, 2021 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	160,173	74,874	51,156	—	—	286,203
Intersegment revenue	36,100	256	—	—	(36,356)	—
Total segment revenue	196,273	75,130	51,156	—	(36,356)	286,203
Adjusted EBITDA	15,237	(24,800)	(2,015)	(42,823)	—	(54,401)
Share-based compensation expense	(741)	(582)	(814)	(2,329)	—	(4,466)
IPO preparation and transaction costs	—	—	—	(9,288)	—	(9,288)
EBITDA	14,496	(25,382)	(2,829)	(54,440)	—	(68,155)
Finance income and (expenses), net	—	—	—	—	—	(12,616)
Depreciation and amortization	—	—	—	—	—	(8,464)
Loss before income tax	—	—	—	—	—	(89,235)

* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations refer primarily to intersegment revenue for sales of products from EMEA to Asia.

EMEA

EMEA revenue increased $4.0 million, or 5.0%, to $82.5 million for the second quarter of 2022 compared to $78.5 million in the prior year period. Excluding a significant foreign currency exchange headwind of $10.6 million, EMEA revenue for the second quarter was $93.1 million, or an increase of 18.6%, using constant exchange rates. This increase was driven by growth in foodservice and retail channels across primarily oat drink product offerings. Approximately 82% of EMEA revenue was from the retail channel for the second quarter of 2022.

EMEA EBITDA decreased $2.1 million to $3.9 million for the second quarter of 2022 compared to $6.0 million in the prior year period. This decrease in EMEA EBITDA was primarily due to lower gross profit margin in addition to higher operating expenses. Adjusted EMEA EBITDA, which excluded recurring share-based compensation expense of $1.4 million, was $5.3 million compared to $6.7 million in the prior year period.

Americas

Americas revenue increased $10.4 million, or 25.2%, to $51.8 million for the second quarter of 2022 compared to $41.3 million in the prior year period. This increase was primarily due to higher production output compared to the prior year period with growth in existing foodservice and retail channels across mainly oat drink product offerings. Approximately 55% of Americas revenue was from the retail channel in the second quarter of 2022.

Americas EBITDA loss increased $10.9 million to a loss of $20.7 million for the second quarter of 2022 compared to a loss of $9.8 million in the prior year period. The decrease in Americas EBITDA resulted from a number of factors offsetting the revenue growth, such as channel and customer mix, continued scaling of production capacity at the Company’s Ogden, Utah facility resulting in higher cost of production during the ramp-up phase and higher operating expenses as the Company scales its operations for anticipated future growth. Adjusted Americas EBITDA, which excluded recurring share-based compensation expense of $1.1 million, was a loss of $19.6 million compared to a loss of $9.2 million in the prior year period.

Asia

Asia revenue increased $17.4 million, or 66.3%, to $43.7 million for the second quarter of 2022 compared to $26.3 million in the prior year period. Excluding a foreign currency exchange headwind of $1.0 million, Asia revenue for the second quarter was $44.7 million, or an increase of 70.1%, using constant exchange rates. This increase was impacted by the implementation of various degrees of lock-downs due to COVID-19 variants in China during the first quarter of 2022 which continued throughout most of the second quarter. Approximately 58% of Asia revenue was from the foodservice channel for the second quarter of 2022, with a significant contribution coming from the e-commerce channel.

Asia EBITDA loss increased $8.2 million to a loss of $12.6 million for the second quarter of 2022 compared to a loss of $4.4 million in the prior year period. The decrease in Asia EBITDA was primarily due to higher operating expenses as the Company scales its operations for future growth and lower gross profit margin driven by primarily higher cost of production during the ramp-up phase of our new facilities. Adjusted Asia EBITDA, which excluded recurring share-based compensation expense of $1.8 million, was a loss of $10.8 million compared to a loss of $3.6 million in the prior year period.

Corporate Expense

Oatly’s corporate expense, which consists of general overhead costs not allocated to the segments, in the second quarter of 2022 was $33.1 million, an increase of $2.1 million compared to the prior year period. The second quarter of 2021 included $7.1 million in one-off consultancy expenses related to our initial public offering. This increase was driven by continued investments in the organization to support the Company’s growth and transition to being a public company as well as a recurring share-based compensation expense. Adjusted EBITDA, which excluded recurring share-based compensation expense of $4.8 million, was a loss of $28.3 million compared to a loss of $25.8 million in the prior year period.

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had cash and cash equivalents of $182.2 million, $92.9 million in short term investments and total outstanding debt to credit institutions of $4.5 million. Net cash used in operating activities was $127.3 million for the six months ended June 30, 2022, compared to $72.5 million during the prior year period which was primarily driven by a loss from operations as the Company continues to invest and scale its business to support its growth. Capital expenditures were $111.3 million for the six months ended June 30, 2022, compared to $134.4 million in the prior year period. Net cash used in financing activities was $6.9 million reflecting the repayment of lease liabilities and repayment of liabilities to credit institutions.

Outlook

Regarding the Company’s outlook, Petersson stated, “We are updating our outlook for the year based on the challenging operating environment today with the war in Ukraine, COVID-19, and inflationary and supply chain pressures. In EMEA, oat milk clearly continues to take market share and our leading brand position and velocity remain strong. However, we believe the macroeconomic uncertainty has impacted the speed at which we are able to expand our distribution footprint in foodservice and new markets, and the pace at which we have been able to convert new consumers from dairy to plant-based milk is taking longer than we had hoped for and we expect this to continue for the remainder of the year. In Asia, COVID-19 related restrictions remain in place, and the new COVID sub-variant of the virus continues to break out in many cities. The recovery in the foodservice channel has been slower than we expected so far because of lasting concerns over lockdowns. In turn, we are more prudent with both our revenue outlook and our capital allocation for the remainder of the year to adapt to this new environment, while being highly focused on achieving profitable growth. The fundamentals of the business remain unchanged, and we believe we have significant opportunities for growth to the extent that certain of these headwinds subside.”

The Company’s outlook assumes reasonable containment of COVID-19 related infection rates globally, including no further major lockdowns in Asia for the remainder of the year, and does not reflect any additional deterioration in the European macro environment, or any significant changes in the geopolitical impact of the current war in Ukraine. Based on the Company’s assessment of the current operating environment, including inflation, rising interest rates, and the impact on consumer behavior, as well as updated foreign currency exchange rates as of June 30, 2022, the Company now expects the following for the full year ending December 31, 2022:

•
Revenue of $800 million to $830 million, an increase of 24% to 29% compared to full year 2021 with growth across regions. The updated foreign currency exchange rates account for $35 million of the revision to the previously provided range. On a constant currency basis, the Company expects revenue of $835 million to $865 million, an increase of 30% to 34% compared to full year 2021.
•
Capital expenditures between $220 million and $240 million. The Company is phasing its production footprint expansion due to the current operating environment and expects this to result in significant savings in 2022 capital expenditures.
•
Run-rate production capacity to be approximately 900 million liters of finished goods at the end of the year.

Long-term, the Company expects:

•
To generate gross profit margin of greater than 40% and an Adjusted EBITDA margin approaching 20% as it benefits from a larger self-manufacturing footprint globally, greater economies of scale and continued strong revenue growth.

The Company cannot provide a reconciliation of Adjusted EBITDA margin guidance to the corresponding IFRS metric without unreasonable efforts, as we are unable to provide reconciling information. The items necessary to reconcile these items are not within Oatly’s control, may vary greatly between periods and could significantly impact future financial results.

Conference Call, Webcast and Supplemental Presentation Details

Oatly will host a conference call and webcast at 8:30 a.m. ET today to discuss these results. The conference call, simultaneous, live webcast and supplemental presentation can be accessed on Oatly’s Investors website at https://investors.oatly.com under “Events.” The webcast will be archived for 30 days.

About Oatly

We are the world’s original and largest oat drink company. For over 25 years, we have exclusively focused on developing expertise around oats: a global power crop with inherent properties suited for sustainability and human health. Our commitment to oats has resulted in core technical advancements that enabled us to unlock the breadth of the dairy portfolio, including alternatives to milks, ice cream, yogurt, cooking creams, and spreads. Headquartered in Malmö, Sweden, the Oatly brand is available in more than 20 countries globally.

For more information, please visit www.oatly.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our financial outlook for 2022 and long-term growth strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents and associated lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; changing consumer preferences and our ability to adapt to new or changing preferences; the consolidation of customers or the loss of a significant customer; reduction in the sales of our oatmilk varieties; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs and the ongoing war in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand;; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual and proprietary technology adequately; our ability to successfully remediate the material weaknesses or other future control deficiencies, in our internal control over financial reporting; our status as an emerging growth company; our status as a foreign private issuer; through our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. will continue to have significant influence over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in Oatly's Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2022, and Oatly’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and constant currency revenue are financial measures that are not calculated in accordance with IFRS. We define Adjusted EBITDA as loss for the period attributable to shareholders of the parent adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense and non-recurring expenses related to the IPO.

Adjusted EBITDA should not be considered as an alternative to loss for the period or any other measure of financial performance calculated and presented in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBITDA rather than loss for the period attributable to shareholders of the parent, which is the most directly comparable IFRS measure. Some of these limitations are:

•
Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;
•
Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
•
Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;
•
Adjusted EBITDA does not reflect share-based compensation expenses and, therefore, does not include all of our compensation costs;
•
Adjusted EBITDA does not reflect non-recurring expenses related to the IPO that reduce cash available to us; and
•
Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Adjusted EBITDA should not be considered in isolation or as a substitute for financial information provided in accordance with IFRS. Below we have provided a reconciliation of Adjusted EBITDA to loss attributable to shareholders of the parent, the most directly comparable financial measure calculated and presented in accordance with IFRS, for the period presented.

This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business. The constant currency measure is calculated by translating the current year reported revenue amounts into comparable amounts using the prior year reporting period’s average foreign exchange rates which have been provided by a third party. Below we have provided a reconciliation of revenue as reported to revenue on a constant currency basis for the periods presented.

Contacts

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com

Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars, except share and per share data)	2022	2021	2022	2021
Revenue	177,958	146,151	344,144	286,203
Cost of goods sold	(149,814)	(107,544)	(300,152)	(205,662)
Gross profit	28,144	38,607	43,992	80,541
Research and development expenses	(5,718)	(3,952)	(9,982)	(7,044)
Selling, general and administrative expenses	(97,060)	(83,132)	(201,133)	(149,939)
Other operating income and (expenses), net	205	373	537	(177)
Operating loss	(74,429)	(48,104)	(166,586)	(76,619)
Finance income and (expenses), net	(593)	(10,696)	2,984	(12,616)
Loss before tax	(75,022)	(58,800)	(163,602)	(89,235)
Income tax benefit/(expense)	3,032	(264)	4,153	(2,212)
Loss for the period attributable to shareholders of the parent	(71,990)	(59,064)	(159,449)	(91,447)
Loss per share, attributable to shareholders of the parent:
Basic and diluted	(0.12)	(0.11)	(0.27)	(0.18)
Weighted average common shares outstanding:
Basic and diluted	591,945,667	530,773,072	591,861,800	505,675,939

Interim condensed consolidated statement of financial position

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Non-current assets
Intangible assets	129,644	145,925
Property, plant and equipment	598,814	509,648
Right-of-use assets	159,908	158,448
Other non-current receivables	7,851	5,534
Deferred tax assets	3,293	2,293
Total non-current assets	899,510	821,848
Current assets
Inventories	104,439	95,661
Trade receivables	109,518	105,519
Current tax assets	306	435
Other current receivables	28,968	32,229
Prepaid expenses	25,152	27,711
Short-term investments	92,898	249,937
Cash and cash equivalents	182,201	295,572
Total current assets	543,482	807,064
TOTAL ASSETS	1,442,992	1,628,912
EQUITY AND LIABILITIES
Equity
Share capital	105	105
Treasury shares	0	—
Other contributed capital	1,628,103	1,628,103
Foreign currency translation reserve	(157,652)	(74,486)
Accumulated deficit	(448,650)	(308,423)
Total equity attributable to shareholders of the parent	1,021,906	1,245,299
Liabilities
Non-current liabilities
Lease liabilities	125,101	126,516
Deferred tax liabilities	2,984	2,677
Provisions	12,740	11,033
Total non-current liabilities	140,825	140,226
Current liabilities
Lease liabilities	20,049	16,703
Liabilities to credit institutions	4,519	5,987
Trade payables	97,155	93,043
Current tax liabilities	1,585	567
Other current liabilities	12,941	9,614
Accrued expenses	144,012	117,473
Total current liabilities	280,261	243,387
Total liabilities	421,086	383,613
TOTAL EQUITY AND LIABILITIES	1,442,992	1,628,912

Interim condensed consolidated statement of cash flows

(Unaudited)	For the six months ended June 30,
(in thousands of U.S. dollars)	2022	2021
Operating activities
Net loss	(159,449)	(91,447)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	22,607	8,464
—Share-based payments expense	19,222	4,466
—Finance (income) and expenses, net	(2,984)	12,616
—Income tax (benefit)/expense	(4,153)	2,212
—Gain on disposal of property, plant and equipment	(682)	—
—Other	(227)	(83)
Interest received	1,346	286
Interest paid	(6,076)	(5,110)
Income tax paid	(1,042)	(882)
Changes in working capital:
—Increase in inventories	(15,143)	(18,576)
—Increase in trade receivables, other current receivables, prepaid expenses	(10,224)	(42,385)
—Increase in trade payables, other current liabilities, accrued expenses	29,529	57,913
Net cash flows used in operating activities	(127,276)	(72,526)
Investing activities
Purchase of intangible assets	(2,558)	(6,560)
Purchase of property, plant and equipment	(111,264)	(134,379)
Proceeds from financial instruments	—	5,720
Purchase of short-term investments	—	(329,375)
Proceeds from short-term investments	148,269	—
Net cash flows from/(used in) investing activities	34,447	(464,594)
Financing activities
Proceeds from issue of shares, net of transaction costs	0	1,037,325
Proceeds from exercise of warrants	—	38,503
Repayment of shareholder loans	—	(10,941)
Proceeds from liabilities to credit institutions	—	118,005
Repayment of liabilities to credit institutions	(1,032)	(211,837)
Repayment of lease liabilities	(5,846)	(5,290)
Payment of loan transaction costs	—	(4,900)
Net cash flows from/(used in) financing activities	(6,878)	960,865
Net (decrease)/increase in cash and cash equivalents	(99,707)	423,745
Cash and cash equivalents at the beginning of the period	295,572	105,364
Exchange rate differences in cash and cash equivalents	(13,664)	(4,871)
Cash and cash equivalents at the end of the period	182,201	524,238

Non-IFRS Financial Measures – Reconciliation

(Unaudited)	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars)	2022	2021	2022	2021
Loss for the period attributable to shareholders of the parent	(71,990)	(59,064)	(159,449)	(91,447)
Income tax (benefit)/expense	(3,032)	264	(4,153)	2,212
Finance income and expenses, net	593	10,696	(2,984)	12,616
Depreciation and amortization expense	11,877	4,642	22,608	8,464
EBITDA	(62,552)	(43,462)	(143,978)	(68,155)
Share-based compensation expense	9,185	4,466	19,222	4,466
IPO preparation and transaction costs	—	7,065	—	9,288
Adjusted EBITDA	(53,367)	(31,931)	(124,756)	(54,401)

	Three months ended June 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
EMEA	82,485	78,526	82,485	10,647	93,132	5.0%	18.6%
Americas	51,775	41,346	51,775	-	51,775	25.2%	25.2%
Asia	43,698	26,279	43,698	1,013	44,711	66.3%	70.1%
Total revenue	177,958	146,151	177,958	11,660	189,618	21.8%	29.7%

	Six months ended June 30,		$ Change			% Change
	2022	2021	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
EMEA	172,968	160,173	172,968	16,234	189,202	8.0%	18.1%
Americas	98,792	74,874	98,792	-	98,792	31.9%	31.9%
Asia	72,384	51,156	72,384	559	72,943	41.5%	42.6%
Total revenue	344,144	286,203	344,144	16,793	360,937	20.2%	26.1%